UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
  [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
           THE SECURITIES EXCHANGE ACT 1934

           For the Fiscal Year Ended August 31, 1998

                      OR

 [   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES AND EXCHANGE ACT OF 1934

           For the transition period from _____________   to   ____________

Commission file number 1-3789



    New Century Energies, Inc. Employee Investment Plan for Bargaining Unit
               Employees and Former Non-Bargaining Unit Employees
                                 (Title of plan)





                           NEW CENTURY ENERGIES, INC.
          (Name of issuer of the securities held pursuant to the plan)




                                1225 17th Street
                             Denver, Colorado 80202
                    (Address of principal executive offices)

     NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
               EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                       Page

   Report of Independent Public Accountants                               1

   Financial Statements and Supplemental Schedules:

      Statements of Net Assets Available for Plan Benefits
         as of August 31, 1998 and 1997                                   2

      Statements of Changes in Net Assets Available for Plan Benefits
         for the Years Ended August 31, 1998 and 1997                     3

      Notes to Financial Statements                                       5

   Supplemental Schedules:

      Item 27a - Schedule of Assets Held for Investment Purposes as of
                 August 31, 1998 (Schedule 1)                            10

      Item 27b - Schedule of Loans or Fixed-Income Obligations in
                 Default or Uncollectible as of August 31, 1998
                 (Schedule 2)                                            11

      Item 27c - Schedule of Leases in Default or Uncollectible
                 as of August 31, 1998 (Schedule 2)                      11

      Item 27d - Schedule of Reportable Transactions for the Year
                 Ended August 31, 1998 (Schedule 3)                      12

      Items 27e and 27f - Schedule of Nonexempt Transactions with
                 Parties-in-Interest for the Year Ended
                 August 31, 1998 (Schedule 4)                            13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the New Century Energies, Inc. ERISA Committee:


We have audited the accompanying statements of net assets available for plan benefits of New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan"), formerly known as the Southwestern Public Service Company Employee Investment Plan, as of August 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of August 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed-income obligations in default or uncollectible, leases in default or uncollectible, reportable transactions and nonexempt transactions with parties-in-interest are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            ARTHUR ANDERSEN LLP
Denver, Colorado
January 8, 1999

       NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         AS OF AUGUST 31, 1998 AND 1997


 ASSETS:                                                1998           1997
                                                        ----           ----

   Investments, at Fair Value:
     Company Common Stock Fund (Notes 1 and 6)
        Participant Directed                        $37,938,424    $11,484,530
        Non-Participant Directed                     10,289,615     74,427,804

   Investments in Registered Investment
     Companies (Note 6)
       American Century Value Fund                    1,327,794              -
       Europacific Growth Fund                          407,129              -
       Bond Market Fund                                 249,745              -
       Index 500 Fund                                    39,536              -
       PRIMECAP Fund                                     18,712              -
       Wellington Fund                                    3,593              -
       SMALLCAP World Fund                                2,418              -
       Fidelity Value Fund                                    -      3,027,877
       T Rowe Price International Stock Fund                  -        775,935
       Strong Government Securities Fund                      -        445,796

   Investment in Common/Collective Trust (Note 6)
       Vanguard Retirement Savings Trust Fund           224,254              -

   Boatmen's Short-Term Investment Fund (Note 6)               -        283,871

                                                        --------     ----------
       Total Investments                              50,501,220     90,445,813

   Receivables:
     Employer contributions (Note 1)                     210,383         77,801
     Participant contributions (Note 1)                        -        259,408
     Accrued interest and dividends
      (Notes 2 and 3)                                          -      1,071,131
                                                       ---------      ---------
       Total Receivables                                 210,383      1,408,340

       Total Assets                                   50,711,603     91,854,153
                                                      ----------     ----------


 LIABILITIES:                                                  -              -
                                                        --------      ---------
   Net Assets Available for Plan Benefits            $50,711,603    $91,854,153
                                                     ===========    ===========




  The accompanying notes to financial statements are an integral part of these financial statements.

       NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       FOR THE YEAR ENDED AUGUST 31, 1998
                             (WITH FUND INFORMATION)


                                                  ----------------------------------------------------------------------

                                      Company     American                                            Euro-
                                      Common      Century                               SMALLCAP     pacific     Welling-
                                    Stock Fund     Value      Index 500    Primecap       World      Growth        ton
                                    (Notes 1 & 2)   Fund         Fund        Fund         Fund        Fund        Fund
                                    -------------   ----         ----        ----         ----        ----        ----

Net Investment Income:
   Interest and dividend income     $ 4,269,920    $ 72,347      $     -     $     -    $      -     $ 28,317    $      -
   Net appreciation(depreciation)in
     in fair value of investments    11,741,379      37,783       (8,297)     (4,353)       (648)       9,682        (349)
                                     ----------      ------       ------      ------       -----        -----       -----
                                     16,011,299     110,130       (8,297)     (4,353)       (648)      37,999        (349)

Contributions:
   Employer contributions             1,989,147      54,359          582         510         105       18,881         162
   Participant contributions          4,666,568     258,235        2,044       1,411         405       90,995         637
   Rollover contributions                59,992           -            -           -           -            -           -
                                         ------       -----        -----       -----       -----       ------       -----
                                      6,715,707     312,594        2,626       1,921         510      109,876         799

Transfers:
   Transfers from the plan (Note 1) (47,079,390) (3,005,224)           -           -           -     (602,060)          -
   Transfers to the plan (Note 1)             -           -            -           -           -            -           -
   Interfund transfers, net          (1,007,028)  4,045,065       45,207      21,144       2,556      900,783       3,143
                                     ----------   ---------       ------      ------       -----      -------       -----
                                    (48,086,418)  1,039,841       45,207      21,144       2,556      298,723       3,143

Withdrawals and Distributions:
   Distributions to participants-
       cash & common stock           (7,797,299)   (134,771)           -           -           -      (39,469)          -
   Dividends paid to participants    (5,716,669)          -            -           -           -            -           -
   Administrative expenses               (7,560)          -            -           -           -            -           -
                                         ------       -----        -----       -----       -----        -----       -----
                                    (13,521,528)   (134,771)           -           -           -      (39,469)          -

                                     ----------   ---------       ------      ------       -----       ------       -----
Net Increase (Decrease)             (38,880,940)  1,327,794       39,536      18,712       2,418      407,129       3,593


Net Assets Available for Plan
 Benefits, Beginning of Year         87,319,362           -            -           -           -            -           -
                                     ----------       -----        -----       -----       -----        -----       -----
Net Assets Available for Plan
 Benefits, End of Year              $48,438,422  $1,327,794     $ 39,536    $ 18,712    $  2,418     $407,129    $  3,593
                                    ===========  ==========     ========    ========    ========     ========    ========

  The accompanying notes to financial statements are an integral part of these financial statements.

       NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       FOR THE YEAR ENDED AUGUST 31, 1998
                             (WITH FUND INFORMATION)

                                                            Participant Directed
                                     -------------------------------------------------------------------------------

                                                 Retirement                T Rowe Price      Strong
                                      Bond        Savings     Fidelity     International   Government    Short-Term      QPS Trust
                                     Market        Trust        Value         Stock        Securities    Investment         Funds
                                      Fund          Fund        Fund          Fund            Fund          Fund      (Notes 5 & 6)
                                      ----          ----        ----          ----            ----          ----      -------------
Net Investment Income:
  Interest and dividend income        $ 16,299    $  9,999     $  23,308      $ 10,744       $ 14,010      $  6,741      $   450

  Net appreciation (depreciation)in
    fair value of investments            2,133           -        33,408        27,554         11,778             -         (736)
                                         -----      ------        ------        ------         ------         -----         ----
                                        18,432       9,999        56,716        38,298         25,788         6,741         (286)

Contributions:
  Employer contirbutions                 8,212        4,631       69,071        24,201         11,182         6,158        5,512
  Participants contributions            38,873       22,084      230,226        80,669         37,274        20,527        7,746
  Rollover contributions                     -            -        5,471             -              -             -        8,319
                                          ----        -----        -----         -----          -----         -----        -----
                                        47,085       26,715      304,768       104,870         48,456        26,685       21,577

Transfers:
  Transfers from the plan (Note 1)    (399,147)    (145,230)           -             -              -             -      (27,643)
  Transfers to the plan (Note 1)             -            -            -             -              -             -       15,725
  Interfund transfers, net             595,777      349,456   (3,260,276)     (896,016)      (492,354)     (307,457)           -
                                       -------      -------   ----------      --------       --------      --------        -----
                                       196,630      204,226   (3,260,276)     (896,016)      (492,354)     (307,457)     (11,918)

Withdrawls and Distributions:
  Distributions to participants-
    cash & common stock                (12,168)     (16,530)    (129,085)      (23,087)       (27,686)      (11,152)      (9,373)
  Dividends paid to participants             -            -            -             -              -             -            -
  Administrative expenses                 (234)        (156)           -             -              -             -            -
                                          ----         ----        -----         -----          -----       -------       ------
                                       (12,402)     (16,686)    (129,085)      (23,087)       (27,686)      (11,152)      (9,373)

                                       -------      -------   ----------       -------       --------      ---------       -----
Net Increase(Decrease)                 249,745      224,254   (3,027,877)     (775,935)      (445,796)     (285,183)           -


Net Assets Available for Plan
  Benefits, Beginning of Year                -            -    3,027,877       775,935        445,796       285,183            -
                                        ------        -----    ---------       -------        -------       -------       ------
Net Assets Available for Plan
  Benefits, End of Year              $ 249,745    $ 224,254   $        -      $      -        $     -      $      -       $    -
                                     =========    =========   ==========      ========        =======      ========       ======

  The accompanying notes to financial statements are an integral part of these financial statements.

       NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       FOR THE YEAR ENDED AUGUST 31, 1998
                             (WITH FUND INFORMATION)




                                         Total
                                         -----
Net Investment Income:
   Interest and dividend income      $  4,452,135
   Net appreciation(depreciation)in
     in fair value of investments      11,849,334
                                       ----------
                                       16,301,469

Contributions:
   Employer contributions               2,192,713
   Participant contributions            5,457,694
   Rollover contributions                  73,782
                                           ------
                                        7,724,189

Transfers:
   Transfers from the plan (Note 1)   (51,258,694)
   Transfers to the plan (Note 1)          15,725
   Interfund transfers, net                     -
                                            -----
                                      (51,242,969)

Withdrawals and Distributions:
   Distributions to participants-
       cash & common stock             (8,200,620)
   Dividends paid to participants      (5,716,669)
   Administrative expenses                 (7,950)
                                           ------
                                      (13,925,239)

                                       ----------
Net Increase (Decrease)               (41,142,550)


Net Assets Available for Plan
 Benefits, Beginning of Year           91,854,153
                                       ----------
Net Assets Available for Plan
 Benefits, End of Year                $50,711,603
                                      ===========


  The accompanying notes to financial statements are an integral part of these financial statements.

       NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING
             UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       FOR THE YEAR ENDED AUGUST 31, 1997
                             (WITH FUND INFORMATION)

                                                                              Participant Directed
                                                     -----------------------------------------------------------

                                      Company                      T Rowe Price       Strong
                                       Common         Fidelity     International    Government        Short-Term
                                       Stock           Value          Stock         Securities        Investment
                                    Fund (Note 1,2)     Fund          Fund            Fund              Fund              Total
                                    ---------------     ----          ----            ----              ----              -----


Net Investment Income:
  Interest and dividend income      $ 4,948,951       $ 28,142     $ 12,763          $ 19,243          $ 10,092        $ 5,019,191
  Net appreciation in in fair
    value of investments             12,863,034        573,482       42,715            12,735                 -         13,491,966
                                     ----------       --------     --------          --------          --------        -----------
                                     17,811,985        601,624       55,478            31,978            10,092         18,511,157

Contributions:
  Employer contributions              2,339,824        186,705       63,632            34,884            17,978          2,643,023
  Participant contributions           5,722,772        622,651      212,091           116,268            59,923          6,733,705
                                      ---------        -------     --------          --------          --------         ----------
                                      8,062,596        809,356      275,723           151,152            77,901          9,376,728

Transfers:
  Interfund transfers, net and
    rollovers                          (649,189)       511,707       95,756            14,505            94,173             66,952

Withdrawals and Distributions:
  Distributions to participants-
    cash & common stock             (10,457,022)             -            -                 -                 -        (10,457,022)
  Dividends paid to participants     (4,936,292)       (39,169)      (8,718)                -                 -         (4,984,179)
                                     ----------        -------       ------          --------            ------        -----------
                                    (15,393,314)       (39,169)      (8,718)                -                 -        (15,441,201)

                                   ------------        -------       ------          --------            ------        -----------
Net Increase in Net Assets
  Available for Plan Benefits         9,832,078      1,883,518      418,239           197,635           182,166         12,513,636

Net Assets Available for Plan
  Benefits, Beginning of Year        77,487,284      1,144,359      357,696           248,161           103,017         79,340,517
                                   ------------      ---------      -------          --------           -------         ----------
Net Assets Available for Plan
  Benefits, End of Year            $ 87,319,362    $ 3,027,877    $ 775,935         $ 445,796         $ 285,183       $ 91,854,153
                                   ============    ===========    =========         =========          ========       ============



     The accompanying notes to financial statements are an integral part of these financial statements.

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED AUGUST 31, 1998 and 1997

1.  DESCRIPTION OF PLAN

    The following description of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan"), formerly known as the Southwestern Public Service Company Employee Investment Plan, provides general information about the Plan. Participants should refer to the Plan agreement and to the "Propectus and Supplemental Summary Plan Description Report" for a more complete description of the Plan's provisions.

    Company Merger - Effective August 1, 1997, Southwestern Public Service Company ("SPS") merged with Public Service Company of Colorado ("PSCo") to form and become wholly owned subsidiaries of New Century Energies, Inc. ("NCE"). As a result, each outstanding share of SPS company common stock was cancelled and converted into the right to receive 0.95 of one share of NCE common stock in accordance with the terms of the merger agreement. Company Common Stock, referred to in these financial statements, may consist of either NCE or SPS common stock.

    General - The Plan is a defined contribution plan covering certain full-time employees of NCE and participating subsidiaries, who have completed one year of service, as defined. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a committee appointed by NCE's Board of Directors.

    Participation - Beginning July 1, 1998, active employees of SPS/NCE, who are covered by a collective bargaining agreement that specificly provides that its members are eligible for this Plan, shall be eligible to participate in the Plan following the date the employee completes one year of service. Employees are eligible to participate in the Plan on the June 1, September 1, December 1 or March 1 following the date the employee completes one year of service.

    On July 1, 1998, participants who were eligible to participate on June 30, 1998 and were not covered by a collective bargaining agreement, were transferred into a new plan, to form the New Century Energies, Inc. Employee Savings and Stock Ownership Plan for Non-Bargaining Unit Employees. The net investment balances of the participants' accounts, which were transferred to the new plan, totaled $51,258,694.

    Contributions - Participants may elect to contribute up to 15 percent of their pre-tax annual compensation, as defined in the Plan. The Employer, at its descretion, may make matching contributions and/or additional contributions to the Plan each Plan quarter in cash or shares of the Company's common stock. Employer contributions are subject to certain limitations. For years ended August 31, 1998 and 1997, SPS/NCE contributed to the Plan amounts in accordance with the plan agreement. These contributions were calculated based on the common stock dividends paid to participants on shares of Company Common Stock and the tax savings resulting from these dividends, Company matching contribution and any discretionary contributions to the Plan. For the year ended August 31, 1997, the employer's contribution was reduced by administrative and investment expenses of $148,649, as salary match, deferral match and optional employer contributions.

    Change in Trustee and Recordkeepers - Effective February 1, 1998, The Vanguard Fiduciary Trust Company ("Vanguard" or the "Trustee") was selected, by the Board of Directors of NCE, to be the trustee and recordkeeper of the Plan. Boatmen's National Bank of Amarillo ("Boatmen's") and KPMG Peat Marwick were the former trustee and recordkeeper, respectively, for the period prior to February 1, 1998. In connection with these changes, plan assets held by Boatmen's were transferred to Vanguard.

    Investment Options - Participants may direct up to 25 percent of their contributions and the Employer matching contributions. Effective with the change in trustees and recordkeepers, participants may direct their contributions, the Employer contributions and any rollovers into any or all of nine available investment options (see Note 6). Any dividends and interest earned on investments directed by participants will be reinvested in each of those same investments automatically. If participants did not select one of the investment options, all of their contributions were invested in shares of the Company's common stock.

    Allocations - The Employer deferral match and optional contributions are allocated in the proportion each participant's contribution to the Plan bears to the contributions of all participants. The Employer salary match is allocated in the proportion each participant's salary bears to the salaries of all participants.

    Vesting - Employees are fully vested in their contributions and in their allocated amount of the Company's contributions.

    Distributions - Beginning July 1, 1998, upon termination of employment for any reason, distributions of benefits to participants, which are less than $5,000 ($3,500 for periods prior to July 1, 1998), are to be made within a reasonable period of time, generally not to exceed 60 days following the close of the plan year in which such termination occurs. Distributions of benefits to participants which exceed $5,000 are generally made when the participant reaches age 65. However, terminated participants may provide a written request to the administrative committee to receive benefits at an earlier date. The Plan provides for hardship withdrawls under certain conditions. Distributions are made in full shares of Company common stock and cash for any partial shares. The balance of the account is paid in cash.

    Termination of the Plan - While NCE expects to continue the Plan, NCE may terminate the Plan at any time. In the event of termination, NCE shall direct the Trustee to distribute the assets remaining in the Plan to participants and beneficiaries in proportion to their respective account balances, as defined in the Plan agreement.

    Administrative Expenses - The Plan provides that administrative expenses may be paid by the Plan; however, administrative expenses and fees incurred in connection with the investment of funds for the Plan have been paid by the Company in 1998 and 1997. Such amounts have reduced the amount of the Employer contributions to the Plan for the year-end August 31, 1997.

     2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its quoted market price. The change in the difference between fair value and the cost
    of  investments,   including   realized  gains  and
    losses and unrealized appreciation (depreciation) are reflected in the statement of changes in net assets available for plan benefits. During 1998, the Plan invested in a common/collective trust fund, which invests mainly in guaranteed investment contracts and alternative investment contracts. These contracts are carried in the common/collective trust fund's audited financial statements at fair value, which approximates contract value. The investment in the common/collective trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. In general, the investments in this fund are of a high credit quality and short-term average maturities.

    Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

    Payment of Benefits - Benefits are recorded when paid.

    Statement of Changes in Net Assets - The net changes reported for the Company Common Stock Fund represent both the participant and non-participant directed amounts.

    Accrued interest and dividends - For the year ended August 31, 1997, accrued interest & dividends totaling $1,069,819 is for the Company Common Stock Fund and accrued interest & dividends totaling $1,312 is for the Boatmen's Short-term Investment Fund.

    Reclassifications - Certain prior year amounts have been reclassified to conform with the current year presentation.

3.  DIVIDENDS PAYABLE

    Dividends  received on shares of Company  common  stock are  distributed  to participants. Prior to the end of the 1998 Plan year, dividends were declared July 24, 1998 and paid to participants August 15, 1998. Dividends declared prior to the end of the 1997 plan year, but not received until after the Plan's year-end, totaled approximately $1,062,085, were distributed in accordance with the Plan provisions in fiscal year 1998.

4.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.  PLAN AMENDMENTS

    SPS, PSCo and the Board of Directors of NCE approved an amendment to the Plan on March 25, 1997. In summary, this amendment allowed former employees of SPS, who were transferred to NCE or a subsidiary company of NCE, to continue to be eligible to participate in the Plan until July 1, 1998. On October 15, 1997, the SPS Board of Directors approved an amendment to the Plan to merge the Quixx Power Services, Inc. 401(k) Plan ("QPS Plan") net assets into the Plan. On December 16, 1997, the NCE Board of Directors approved the spin-off of the assets and accrued benefits for actively-employed participants, who are not covered by a collective bargaining agreement, to create a separate defined contribution savings plan. This separate plan was established July 1, 1998, as discussed in Note
    1. The Plan will be amended from time to time, as required, to comply with legal requirements upon the advice of the Plan's legal counsel.

6.  INVESTMENTS

    The Plan assets, including all investment funds available at August 31, 1998 and August 31, 1997, are summarized below:

    Company Common Stock Fund:

    Investments in Company Common Stock, at August 31, 1998 and August 31, 1997, comprise 95.1% and 93.5%, respectively, of Net Assets Available for Plan Benefits.

    Registered Investment Companies:

    American Century Value Fund (Growth & Income Stock Fund) - invested in equity securities.

    Europacific Growth Fund (International Stock Fund) - invested in companies outside the U.S., which offer above average growth potential.

    Bond Market Fund (Bond Fund) - invested in U.S. government and corporate bonds and mortgage-backed securities.

    Index 500 Fund (Growth & Income Stock Fund) - invested in all stocks in the Standard & Poor's 500 Index.

    PRIMECAP Fund (Growth Stock Fund) - invested in common stocks with the emphasis on growth.

    Wellington Fund (Balanced Fund) - invested in common stocks and bonds.

    SMALLCAP World Fund (Growth Stock Fund) - invested in common stocks of smaller companies in the U.S. and around the world.

    Fidelity Value Fund (Growth Stock Fund, Boatmen's) - invested in common stocks of companies believed to be undervalued in relation to the companies' assets, earnings or growth potential.

    T Rowe Price International Stock Fund (Growth & Income Stock Fund, Boatmen's) invested in a diversified portfolio of established non-U.S. stocks with a emphasis on long-term growth of capital and income.

    Strong Government Securities Fund (Bond Fund, Boatmen's) - invested in a diversified portfolio of securities issued or guaranteed as to principal and interest by the U.S.
    Government and its agencies or instrumentalities.

    Common/Collective Investment Trust:

    Vanguard Retirement Savings Trust Fund - invested in various investment contracts issued and backed by financial institutions. It also invests in "alternative" contracts backed by high quality bonds and bond mutual funds owned by the Trust.

    Boatmen's Short-Term Investment Fund - invested in a diversified portfolio of money market instruments such as U.S. Treasury Bills, certificates of deposit, commercial paper and demand notes.

    The Fund seeks to preserve investment capital and as a secondary objective, seeks to provide a reasonable level of current income.

    QSP Trust Funds - These investments were held solely by participants in the former QSP Plan which was merged ($15,725) into the Plan in October 1997 and subsequently transferred ($27,643) to a separate defined contribution savings plan on July 1, 1998 (see Note 5). These funds consisted of collective investments held by the Amarillo National Bank in money market, bond and equity investments.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the plan year ending August 31, 1998 and 1997:

                                                 August 31, 1998 August 31, 1997

    Net assets available for benefits per the
      financial statements                        $50,711,603     $ 91,854,153
    Amounts allocated to withdrawing
      participants                                          -          (34,281)
                                                   ----------      ------------
    Net assets available for benefits per the
      Form 5500                                   $50,711,603     $ 91,819,872
                                                  ===========     ============


    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year-end:

                                                 August 31, 1998 August 31, 1997

    Benefits paid to participants per the
     financial statements                         $13,917,289     $ 15,441,201
    Add:  Amounts allocated to withdrawing
          participants at end of year                       -           34,281
    Less: Amounts allocated to withdrawing
          participants at beginning of year            34,281                -
                                                  -----------            -----
    Benefits paid to participants per the
      Form 5500                                   $13,883,008     $ 15,475,482
                                                  ===========     ============



8.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of Company Common Stock. Certain Plan investments are shares of registered investment companies, common/collective trust funds and short-term investments managed by Boatmen's during the period September 1, 1997 to January 31, 1998 and by Vanguard during the period February 1, 1998 to August 31, 1998. Vanguard and Boatmen's are the trustees as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees incurred for investment management services are paid by the Company on behalf of the Plan.

9.  RISKS AND UNCERTAINTIES

    The Plan provides for investment in a variety of investment funds general investment fund. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

NEW CENTURY ENERGIES, INC. EMPLOYEE                                Schedule 1
INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING
UNIT EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF AUGUST 31, 1998

       Identity of Issue         Number of           Cost            Fair Value
                                  Shares
--------------------------------------------------------------------------------
  Company Common Stock Fund(1)     1,045,594     $31,027,262       $ 48,228,039

  Registered Investment
  Companies:
    American Century Value Fund       215,551      1,504,576          1,327,794
    Europacific Growth Fund            16,227        446,530            407,129
    Bond Market Fund                   24,294        246,542            249,745
    Index 500 Fund                        444         47,833             39,536
    PRIMECAP Fund                         514         23,065             18,712
    Wellington Fund                       125          3,942              3,593
    SMALLCAP World Fund                   112          3,065              2,418
  Common/ Collective Trust
   Vanguard Retirement                224,254        224,254            224,254
   Savings  Trust Fund (1)                       -----------        -----------
   Total Assets Held for
  Investment Purposes                            $33,527,069        $50,501,220
                                                 ===========        ===========

    (1)Represents transaction with party-in-interest (Note 8)





       The accompanying notes to financial statements are an integral part of this schedule.

NEW CENTURY ENERGIES, INC. EMPLOYEE                                Schedule 2
INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING
UNIT EMPLOYEES

ITEM 27b - SCHEDULE OF LOANS OR FIXED-INCOME OBLIGATIONS IN DEFAULT
           OR UNCOLLECTIBLE

ITEM 27c - SCHEDULE OF LEASES IN DEFAULT OR UNCOLLECTIBLE

AS OF AUGUST 31, 1998



    A schedule of loans or fixed-income obligations in default or classified as uncollectible and a schedule of leases in default or classified as uncollectible were not presented because there were no loans, fixed-income obligations or leases which are in default or classified as uncollectible as of August 31, 1998.

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN                   Schedule 3
FOR BARGAINING UNIT EMPLOYEES AND FORMER
NON-BARGAINING UNIT EMPLOYEES


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED AUGUST 31, 1998

                                                                                              Current
                                                                                              Value of
                                                                                              Asset on        Net
Identity of Party                                 Purchase        Selling        Cost of     Transaction       Gain
   Involved              Description of Asset       Price          Price          Asset          Date         (Loss)

Boatmen's Trust Co. *    Purchase- Short-Term   $ 6,897,047      $        -    $ 6,897,047   $ 6,897,047     $       -
                         Investment Company
                         Prime Portfolio
Boatmen's Trust Co. *    Sale- Short-Term                 -       8,417,389      8,417,389     8,417,389             -
                         Investment Company
                         Prime Portfolio
The Vanguard Group *     NCE Common Stock        97,194,700               -              -    97,194,700             -

The Vanguard Group *     NCE Common Stock                 -      50,033,039     32,061,803    50,033,039    17,971,236

*Represents transaction with party-in-interest (Note 8)


               The accompanying notes to financial statements are
                       an integral part of this schedule.

NEW CENTURY ENERGIES, INC. EMPLOYEE                              Schedule 4
INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING
UNIT EMPLOYEES

ITEM 27e & f - SCHEDULE OF NONEXEMPT TRANSACTIONS WITH PARTIES-IN-INTEREST FOR THE YEAR ENDED AUGUST 31, 1998



A schedule of nonexempt transactions with parties-in-interest has not been presented because there were no nonexempt transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption for the year ended August 31, 1998.

                           NEW CENTURY ENERGIES, INC.
                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the New Century Energies, Inc. ERISA Committee has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 25th day of February, 1999.

                                  NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
                                   PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
                                            NON-BARGAINING UNIT EMPLOYEES
                                                   (The Plan)

                                         By      /s/R. C. Kelly
                                         ---------------------------------
                                                 R. C. KELLY
                                           Executive Vice President and
                                            Chief Financial Officer of
                                          New Century Energies, Inc. and
                                      Member of the New Century Energies, Inc.
                                                ERISA Committee

Exhibit 23(a).  Consent of Arthur Andersen LLP

Consent of Independent Public Accountant

As independent public accountants, we hereby consent to the incorporation by reference of our report dated January 8, 1999, included in this Form 11-K, into New Century Energies, Inc.'s previously filed Registration Statement (Form S-3, File No. 333-28637) pertaining to the Dividend Reinvestment and Cash Payment Plan; New Century Energies, Inc.'s Registration Statement (Form S-8, File No. 333-28639) pertaining to the Omnibus Incentive Plan; New Century Energies, Inc.'s Registration Statements (Forms S-3, File Nos. 333-40361 and 333-64067) pertaining to the registration of NCE Common Stock and New Century Energies, Inc.'s Registration Statement (Form S-8, File No. 333-58117) pertaining to the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, and New Century Energies, Inc. Employee's Savings and Stock Ownership Plan for Non-Bargaining Unit Employees and to all references to our Firm included in this Form 11-K.

                                                            ARTHUR ANDERSEN LLP

Denver, Colorado
Feburary 25, 1999